



EASTMAIN

NEWS RELEASE

$1,850,000 Private Placement Completed

Trading Symbol: ER – The Toronto Stock Exchange December 16, 2003

Eastmain Resources Inc. (**ER-TSX**) disclosed today that the private placement announced on December 8, 2003 has been fully subscribed. The offering consisted of 1,761,904 flow-through units at $1.05 per unit for aggregate gross proceeds of $1,850,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $1.25 per share for a period of 18 months following the closing of the offering.

Goldcorp Inc., **Eastmain management** and three other financial institutions participated in the placement. Fort House Inc. acted as agent for Eastmain in the financing.

Proceeds of the offering will be used for the exploration of Eastmain's Ontario mineral properties.

In addition to its 50% option on the Reserve Creek Property, located in the Red-Lake Uchi Gold belt of Northern Ontario, Eastmain is earning a 75% interest in the Clearwater Project. Clearwater hosts one of the most significant undeveloped gold deposits in Northern Quebec.

Eastmain has **$7.0 million** in working capital and is debt free with approximately 44 million shares outstanding. Eastmain's shares trade on The Toronto Stock Exchange under the symbol ER.

-30-

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.